SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 3, 2003

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)	The Press Release issued on July 3, 2003.

PRESS RELEASE

Amsterdam, 3 July 2003

ING acquires full ownership of DiBa (Germany)

ING is pleased to announce that it has acquired an additional 30% stake in DiBa (Allgemeine Deutsche Direktbank) from BGAG, the investment company of a number of German trade unions. This way, ING owns all shares in DiBa.

In March 1998, ING acquired a 49% stake in DiBa and increased it to a 70% majority stake in February 2002 with an option to acquire the remaining 30%. Since the acquisition of the majority stake, DiBa’s activities are part of the activities of ING Direct. DiBa is Germany’s market leader in direct banking and has nearly 2.7 million customers and EUR 31.7 billion in funds entrusted (as per 30 June 2003). This is excluding the recently acquired direct bank Entrium, which will be merged with DiBa before 1 August, 2003.

“DiBa already strongly contributes to the global success of ING Direct for quite a number of years. ING Direct has more than 6.6 million customers worldwide and EUR 77 billion in funds entrusted. Its customer base is steadily growing with over 200,000 customers each month,” says Ewald Kist, chairman of the Executive Board of ING Group.

Hans Verkoren, chairman of the global general management of ING Direct says: “I’m very happy with this step. As a result of acquiring the remaining 30% of DiBa’s shares we will be able to realize our objectives to further expand our direct-banking activities in Germany. Entrium will also contribute to these objectives with its one million customers and EUR 8 billion in funds entrusted.”

ING and BGAG will not disclose the value of the transaction.

Press information:     Dailah Nihot, ING Group, telephone +31 20 541 6516

Note for the editor::
ING Direct was launched in Canada in May 1997 and is now also active in Australia, Spain, the United States, France, Italy, Germany, and since May 2003 also in the UK. The strategy of ING Direct is to be a low-cost provider of financial services in large mature markets by offering its services via call-centers and the internet. These direct-distribution channels are supported by ING Direct cafés that are located in a number of large cities in the countries where ING Direct is active. The combined activities of ING Direct have been profitable as of the fourth quarter of 2002.

SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated:  July 3, 2003